This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: ST Assembly Test Services Ltd
Commission File Number: 000-29103
Date: February 10, 2004

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Creating a Premier Company in Advanced Semiconductor Packaging & Test Solutions STATS ChipPAC Ltd. Customer Presentation

Forward-Looking Statement This document contains forward-looking statements including statements concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties including, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect the business and financial results of STATS or ChipPAC is included in each of their filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Where to Find Additional Information 5 In connection with their proposed merger, STATS and ChipPAC will file a proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone (408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg, and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com. STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.

Creating a Premier Company in Advanced Semiconductor Packaging & Test Solutions Significantly Increased Scale; Enhanced Resilience One of the Industry's Broadest Solution Portfolio Leadership Position in Attractive End Markets Nearly every major semiconductor company will be our customer Global Manufacturing Footprint in Key Strategic Locations One of the Strongest Balance Sheets in the Industry 7

Why? Growth Platform and Diversification Growth Platform Diversification / Resilience Scale to invest in customer Leadership position in attractive end-markets One of the broadest and most advanced solution portfolio Fully-integrated one-stop service Proximity to wafer hubs Greater R&D expertise Nearly every major player will be our customer Diversified end-user mix - IDMs, fabless, foundries Robust capital structure

Merger Facts and Figures Timeline Merger expected to close before end June 2004 Identity The proposed name of the combined company is STATS ChipPAC Ltd. Shares of STATS will continue to trade in Nasdaq and Singapore 11 Key Statistics Leadership Projected US$1 billion revenue in 2004 based on last quarter's combined revenue Approximately 9,100 people worldwide Tan Lay Koon, current STATS CEO, will be CEO of the combined company Dennis McKenna, current ChipPAC Chairman & CEO, will be Vice Chairman and a Board member Headquarters Singapore

$10BN+ TAM Growing at 2x Semiconductor Industry Growth Rate '02 - '07 CAGR of 19.6% Exceeds Overall Semiconductor CAGR of 10.3%, Driven by Increased Outsourcing Source: Gartner, 2003 and 2004. 2003 end market breakdown for Semiconductor Packaging & Test revenue applied to forecast years. Global Packaging & Test Market Continued Outsourcing Trend 31% outsourced in 2002 49% outsourced in 2008 ($ in millions) $8,368 $10,205 $14,151 $18,146 $18,300 $20,466 13 2002 - 2007 CAGR: 19.6%

Significant Business Momentum - Revenue Q4 02 Q4 03 Q4 02 Q4 03 Q4 02 Q4 03 15 $72 ($ in millions) $120 $93 $128 $165 $248 ($ in millions) Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

$18 $43 $17 $31 Significant Business Momentum - EBITDA ($ in millions) ($ in millions) Q4 02 Q4 03 Q4 02 Q4 03 Q4 02 Q4 03 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

The New STATS ChipPAC Has Leadership Positions in High Growth Attractive Markets Communications / Wireless Computing Consumer Power Strong Communications heritage Leader in mixed-signal test Long standing relationships with major customers #1 in advanced stacked die for small form factor Consumer devices China facilities provide world class technology at lower costs for high volume, price sensitive applications Unique focus - Malaysia facility dedicated to power / analog / discrete Long standing relationships with leading power players 19

Most Balanced Service Portfolio Number of Testers & Wire Bonders 21 Test & Assembly Revenue Mix Leading Scale in Packaging and Test Capacity 75.8% 68.0% 91.0% 79.2% 89.0% 91.2% 8.8% 11.0% 32.0% 9.0% 20.8% 24.1% Combined Company Amkor ASE ASE Test ASAT SPIL Test Assembly 687 198 689 32 5,000 4,393 2,481 417 825 1,066 2,470 391 Combined Company Amkor ASE SPIL ASE Test ASAT Testers Wire Bonders Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP Source: Companies' estimates based on available SEC filings, press releases and research reports. Data presented may not be stated on a consistent basis.

STATS ChipPAC

Established Presence in the World's Most Strategic Semiconductor Markets


Sales
R&D
Manufacturing

Ichon, Korea: 420,000 ft^2 high-end facility specializes in Stacked Die, Chip Scale Packaging and BGA

Hua Lung Chun, Taiwan: Winstek, subsidiary with 220,000 ft^2 plant specializing in wafer probe and final test. Alliance with OSE to provide packaging services

Milpitas and San Diego, CA: 34,000 ft^2 and 19,000 ft^2 pre-production test houses offering complete semiconductor test services. Offers new product integration support, final test and other high volume preparatory services

Shanghai: 443,000 ft^2 facility focused on wafer sort, assembly and test of leadframe packages. 50,000 ft^2 facility for leaded and laminate designs. 25,000 ft^2 Test Facility supporting foundries in China with Class 10K clean room, mixed signal and digital test platforms

Yishun, Singapore: 580,000 ft^2 facility with state-of-the-art equipment, class 10K clean room. Offers full turn-key services including wafer probe, assembly, final testing and drop shipment

Kuala Lumpur: 524,000 ft^2 plant offering high volume assembly and test for a full range of Power Discrete devices and Mixed-Signal / RF test

Global Scale, Strategic Positioning

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Korea: Samsung, Hynix, Dongbu-Anam China: SMIC, ASMC, Grace, Hua Hong NEC Taiwan: TSMC, UMC, Fabless Companies Malaysia: Silterra, First Silicon Singapore: Chartered, SSMC UMCi US Test facilities with close proximity to customers feed Asia- based facilities Combined global footprint offers significant value proposition to the world's largest foundries Proximity to Global Foundries 25

Complementary Combination across Customer Segments Complementary Application and Customer Portfolios 27 By Service 3Q03 Revenue (%) "Bolt On" Leadership in Assembly Technologies STATS ChipPAC Combined Assembly 0.46 0.85 0.66 Test 0.54 0.15 0.34 STATS ChipPAC Combined Consumer / Other 0.12 0.41 0.27 Computing 0.32 0.17 0.24 Communications 0.56 0.42 0.49 By Application 3Q03 Revenue (%) Source: Based on recent publicly available information

Clear Leader in Mixed Signal Solutions for Communications Market Communications accounts for approximately 50% of pro forma revenue Leveraged to the most attractive applications including handsets, RF, Blue Tooth, WLAN and broadband networking Comprehensive portfolio of RF/ mixed-signal test using the industry's most advanced platforms STATS ChipPAC Ltd. Communications Business Global Communications Semiconductor Market 2002 - 2007 CAGR: 12.9% Source: Gartner, May 2003.

Long Standing Relationships with Leading Computing Players Computing accounts for approximately 25% of pro forma revenue Long history of providing advanced solutions to major computing players Use of latest substrate and assembly technology improves functionality, efficient use of motherboard real estate and reduces cost STATS ChipPAC Ltd. Computing Business Global Computing Semiconductor Market 2002 - 2007 CAGR: 19.6% Source: Gartner, May 2003. 31

Differentiated Technology for Next Generation Consumer Devices Consumer accounts for approximately 25% of pro forma revenue Leadership in stacked-die packaging for DSPs and Flash used in small form factor Consumer applications Chip-scale, Stack die, flip-chip, wafer level & system-in-package Leveraged to applications such as PDAs, digital cameras, DVD players, game consoles STATS ChipPAC Ltd. Consumer Business Global Consumer Semiconductor Market 2002 - 2007 CAGR: 19.6% Source: Gartner, May 2003. 33

Undisputed World Leader in Power / Analog / Discrete Packaging & Test

Global Power Semiconductor Market



2002 - 2007 CAGR: 11.9%
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$13,300
$15,300
$17,400
$19,700
$20,200
$23,300
2002
2003
2004
2005
2006
2007

Source: Gartner, May 2003.

STATS ChipPAC Ltd. Power Business

- Power Discrete packages including leadframe Chip Scale Packages
  - Dpak - used for Power MOSFET and Power Management ICs
  - D2pak - high electrical and thermal performance for Power applications in automotive and consumer
  - TO-247 - 2 and 3 lead options for automotive, industrial and consumer applications
  - TO-220 - 2, 3, 5 and 7 lead options
- All power products and test services performed at dedicated Malaysia operation

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Financials

Financial Highlights Both Companies Have Significant Business Momentum STATS & CHPC 4Q03 sequential revenue growth of 22% for both Companies, 66% and 39% growth over year ago quarter, respectively STATS & CHPC 4Q03 EBITDA grew 135% and 80% over year ago quarter, respectively The Industry's Strongest Balance Sheet Pro Forma Net Debt / LTM EBITDA of 1.7x vs. 4.3x and 3.0x for Amkor and ASE, respectively Lower Overall Cost of Capital Increased scale provides better access to capital markets Ability to access Asia-based lower cost capital Strong EBITDA Position Pro forma 4Q03 EBITDA of $74MM, 30% margin Pro forma LTM EBITDA of $206MM, 25% margin Increased Earnings Leverage Scale advantages over fixed cost base Revenue and cost synergies will significantly enhance earnings 39 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

Significant Business Momentum $1BN Revenue Run-Rate Company Revenue $128M $120M $248M Gross Margin 19% = $24M 19% = $23M 19% = $47M R&D 2% = $3M 3% = $3M 3% = $6M SG&A 8% = $10M 9% = $10M 8% = $20M EBITDA 24% = $31M 36% = $43M 30% = $74M STATS ChipPAC Ltd. Based on December Quarter 2003 Results 41 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

Strongest Balance Sheet Cash $60M $324M $384M ST Debt $0 $14M $14M LT Debt $365M $359M $724M Total Debt $365M $373M $738M Shareholders' $95M $476M $571M Equity STATS ChipPAC Ltd. Based on December 2003 Results Net Debt / LTM EBITDA 1.7x 43 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

47.4% 31.3% 26.7% 19.6% 19.5% 13.7% Combined Company ASE SPIL ASE Test Amkor ASAT Net Debt Significantly Lower Than Peers, Strong Cash Position Cash / LTM Revenues Net Debt / LTM EBITDA 45 NM Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP Source: Companies' estimates based on available SEC filings, press releases and research reports. Data presented may not be stated on a consistent basis.

Lowest Cost Structure Amongst Our Peers Operating Expenses / MRQ Revenues Before Synergies 47 Even Before Synergies, the New STATS ChipPAC Has the Industry's Lowest Cost Structure 10.5% 14.3% 14.1% 13.8% 12.4% 11.4% Combined Company ASAT SPIL ASE Test Amkor ASE Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP Source: Companies' estimates based on available SEC filings, press releases and research reports. Data presented may not be stated on a consistent basis.

Synergy Opportunities Cost synergies estimated to be $30 - $40MM Significant potential for revenue synergies over time Cost Synergies Revenue Synergies Raw materials Leases Research & development S,G & A Reduction in floor space Capex Interest costs New customers Market development Enhanced service quality New products Salesforce efficiency / culture R&D productivity 49

Strategic Positioning Creating a Premier Company New company will have a global blue-chip roster of major semiconductor customers Exposure to the fastest growing end-user segments (communications and digital consumer electronics) Global Footprint Expected 2004 revenue over US$1 Billion Second largest test house globally Leadership in advanced packaging technologies (i.e. stacked die, SiP and wafer level packaging) Collective R&D base of over 250 engineers ensures continued leadership in advanced semiconductor packaging and test Significantly Increased Scale One of the strongest balance sheets in the industry offering greater flexibility Balanced services portfolio Broad and Diversified customer base Diversification / Resilience 51 Global manufacturing footprint spanning China, Korea, Malaysia, Singapore, Taiwan and the USA Close proximity to the major hubs of wafer fabrication, providing customers with total supply chain solutions

Expected Closure by End Q2 2004 February March April May June Announce Merger 2 9 16 23 1 8 15 22 29 5 12 19 26 3 10 17 24 7 14 21 28 Investor Roadshow / Set Up Integration Office File Regulatory Statements/Forms Regulatory Approval Shareholder Meetings Close Merger STATS ChipPAC Integration Starts 53 Set Up Integration Teams Integration Master Plan Developed

No Impact on Customers Immediate Term Customer comes first! No disruption to on-going supplies Maintain high service and quality levels No change in point of contact in the immediate term Communicate regularly on progress of merger We welcome all feedback

Positive Developments Going Forward.... Stronger company with capability to invest in your growth Broader offerings and best products and services from both companies - drawing on complementary strengths More comprehensive turn-key solutions More innovative and leading edge products and services - leveraging on combined R&D resources Increased financial resilience We want to grow with you!

The End